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                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549





                            SCHEDULE 13D


             Under the Securities Exchange Act of 1934

                          (Amendment No. 2)



                       Cooperative Bankshares, Inc.
             --------------------------------------------------
                             (Name of Issuer)


                   Common Stock, par value $1.00 per share
             --------------------------------------------------
                       (Title of Class of Securities)


                              216844 10 0
                         --------------------
                            (CUSIP Number)


                      Estate of Frederick Willetts, Jr.
                        Helen M. Willetts, Executrix
                     Frederick Willetts, III, Executor
                            1103 Windsor Drive
                  Wilmington, North Carolina  28403-2550
                              (919) 762-6971
              ------------------------------------------------
               (Name, address and telephone number of person
              authorized to receive notices and communications)



                            June 10, 1998
      --------------------------------------------------------
      (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.  [   ]
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CUSIP No. 216844 10 0                          Page 1 of 5 Pages

1.   Name of reporting person: Estate of Frederick Willetts, Jr.
     SSN of reporting person:  ###-##-####

2.   Check the appropriate box if a member of a group:
        (a)  [   ]
        (b)  [ X ]

3.   SEC use only:



4.   Sources of funds:  N/A

5.   Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e):  [   ]

6.   Citizenship or place of organization:  United States

Number of        7.    Sole Voting Power:  59,460
shares
beneficially     8.    Shared Voting Power:  0
owned by
each             9.    Sole Dispositive Power:  59,460
reporting
person with     10.    Shared Dispositive Power:  0

11.  Aggregate amount beneficially owned by each reporting
     person:   59,460

12.  Check box if the aggregate amount in Row (11) excludes
     certain shares:  [   ]

13.  Percent of class represented by amount in Row (11):  2.0%

14.  Type of reporting person:  OO
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                                               Page 2 of 5 Pages

     The undersigned hereby amends the Schedule 13D as a final amendment to the filings made previously on September 19, 1994, and amendment #1 filed on February 20, 1996 pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. Frederick Willetts, Jr. died on May 27, 1998. As a result of Mr. Willetts' death, his estate's beneficial ownership and voting and dispositive power over shares of common stock, par value $1.00 per share (the "Common Stock") of Cooperative Bankshares, Inc. (the "Issuer") has been reduced to 2.0% of the shares outstanding.

Item 1.  Security and Issuer
----------------------------

     The class of equity securities to which this statement relates is the Common Stock. The executive office of the Issuer is located at 201 Market Street, P.O. Box 600, Wilmington, North
Carolina 28402-0600.

Item 2.  Identity and Background
--------------------------------

     (a)  Name:  Estate of Frederick Willetts, Jr.

     (b)  Address:  1103 Windsor Drive, Wilmington, North
                    Carolina 28403-2550

     (c)  Present Principal Occupation:  N/A

     (d)  Criminal Proceeding Convictions:  None

     (e)  Securities Laws Proceedings:  None


Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

     N/A

Item 4.  Purpose of Transaction
-------------------------------

     All reported shares of the Common Stock are being held for investment purposes. The reporting person has no intention to invest in any additional shares of Common Stock. Upon the
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                                               Page 3 of 5 Pages

probate of the estate, all shares of Common Stock will be distributed to beneficiaries of the estate. The reporting person has no current plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as described above;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's Charter or Bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i)   a class of equity securities of the Issuer becoming
eligible for termination of registration pursuant to Section
12(g)(4) of the Securities Exchange Act; or
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                                               Page 4 of 5 Pages

     (j)   any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer
---------------------------------------------

     (a) The reporting person beneficially owns 59,460 shares constituting 2.0% of the total shares of Common Stock. Included in this amount are 13,332 shares which the reporting person has the right to acquire under the stock option plan of the Issuer.

     (b) The reporting person had sole voting and dispositive power with respect to the shares of Common Stock described in paragraph 5(a) above.

     (c)   No transactions have occurred in the past 60 days.

     (d)   Not applicable.

     (e)   Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer
---------------------------------------------------------------

     Not applicable.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

     None.
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                                               Page 5 of 5 Pages
                           SIGNATURE
                           ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 11, 1998   /s/ Helen M. Willetts
                           ------------------------------------
                           Helen M. Willetts, Executrix for
                           the Estate of Frederick Willetts, Jr.


Date: September 11, 1998   /s/ Frederick Willetts, III
                           -------------------------------------
                           Frederick Willetts, III, Executor for
                           the Estate of Frederick Willetts, Jr.